Filed by General Motors Corporation
                                  Subject Company - General Motors Corporation,
                                                 Hughes Electronics Corporation
                                        and Echostar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 001-00143


                                 [EchoStar Logo]

                                  [Hughes Logo]

                             A Powerful Combination

Safe Harbor

Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                              [General Motors Logo]




R. Wagoner
CEO and President, General Motors

A Powerful Combination

o    Win / Win / Win transaction for
     all shareholders

o    Creates strong competitor
     to cable

o    Substantial benefits to consumers

o    Full support from GM and Hughes
     management teams

What's In It For Shareholders?


GMH Shareholders                  GM $1 2/3 Shareholders
----------------                  ----------------------
o    Significant premium (20%     o    Improved liquidity
     at 10/26 prices)
                                  o    Equity in a growth
o    Excellent partner with            company
     proven track record
                                  o    Tax-free transaction
o    Sufficient capital to
     grow the business            o    Management focus on core
                                       business
o    Significant subscriber
     base

o    Substantial potential
     synergies

                                 Opening Remarks



J. Shaw
CEO, Hughes

                                  [Hughes Logo]



E. Hartenstein
Chairman and CEO, DirecTV

                                     Hughes
--------------------------------------------------------------------------------
     100%                 75%                100%              81%

    DirecTV             DirecTV         Hughes Network      PanAmSat.
                     Latin America         Services

$5.5-5.6B Revenues   $0.7B Revenues     $1.3B Revenues    $0.9B Revenues

8.7M Owned-and-      1.6M Subscribers   Satellite         Publicly Traded
Operated                                Broadband         ($3.4B Market Cap)
Subscribers          DTH Service        Services
                                                          21 Satellites
DTH Service
                                                          Satellite Services


Note: Revenues and subscribers are 2001E figures.

Building on Recent
Operating Momentum

Hughes 3Q01 Results

Revenue: $2,103M

EBITDA: $141.8M*

[Bar chart showing subscriber growth (in millions of subsribers) from 1994 to 2001E.


                            Rapid Subscriber Growth

Total Subscribers (M)

0.4         1.2      2.3     3.3      4.5      8.0      9.5      10.6
---------------------------------------------------------------------
'94         '95      '96     '97      '98      '99      '00      '01E


Key Financial Metrics

o Hughes Revenue: Up 24.6% year-over-year

o Hughes EBITDA: Up 31.4% year-over-year

o 425,000 net subscriber adds in the U.S.



[Pie chart showing Hughes' U.S. industry-leading Average Revenue
Per User of $56 allocable $4 to Programming Packages, $43 to
Pay-Per-View and $9 to Other]


*Excludes one-time charge

Transaction
Summary




C. Ergen
Chairman and CEO, EchoStar

A Powerful Combination

          Hughes                   EchoStar

o 100% digital nationwide platform with more than 16.7 million subscribers (including 14.9 million owned-and-operated)

o Creates stronger competitor to large, U.S. cable and broadband providers

o 100 million U.S. households offer powerful growth opportunity

o    Leverages already compelling DBS economics

o    Substantial synergy opportunities--both costs and revenues

o    Superior management team with proven success

Transaction Summary

o    Hughes and EchoStar to merge

     - EchoStar shareholders to receive about 1.37 Hughes shares for each EchoStar share

     - Equivalent to 0.73 EchoStar shares per Hughes share, a premium of approximately 20%

o    Immediately before the merger

     - Hughes redeems up to $4.2 billion of GM's interest in Hughes for cash

o Prior to closing, GM may exchange up to 100 million shares of Class H stock for GM debt securities

o    Fully-committed financing totaling $5.5 billion

Pro Forma Economic Ownership


[Diagram illustrating pro forma economic ownership of Newco (EchoStar): GM Class H Shareholders (53%), EchoStar Public Shareholders (18%), Charles Ergen (18%) and GM $1-2/3
Shareholders (11%).]


Note: Assumes $4.2 billion redemption by GM at an illustrative price of $18.44 based upon the implied deal value. Does not include the exchange of up to 100 million GM Class H common stock for GM outstanding debt.

                                  The POWER of
                                 the Combination


                    EchoStar                           Hughes

Multi-Channel TV Providers

By Number of Subscribers (In Millions)

[Bar chart showing number of Subscribers (in millions) of major multi-channel TV providers:

AT&T has 15.1M
while combined with
other companies it
could have between
18.1 and 27.8M         14.9(1)     12.7     8.5 (1)      8.3       6.9        6.4      6.2     5.7         3.0
------------------------------------------------------------------------------------------------------------------
AT&T + Any            Pro Forma    Time     DIRECTV    Comcast   Charter   EchoStar    Cox   Adelphia  Cablevision
Major Cable                       Warner
Pro Forma                         Cable



Note: Subscribers are as of September 30, 2001, pro forma for all announced transactions. Adelphia, Charter, Comcast and Cablevision are as of June 30, 2001.
(1)    Excludes 1.8 million NRTC and affiliate subscribers.]

Multi-Channel TV Providers
By Revenue ($ in Millions)

[Bar chart showing revenue ($ in Millions) of major multi-channel TV providers:



AT&T has $9,572,
while combined with
other companies it
could have betwen
$11,864 and $16,648    $9,151     $7,076    $5,452     $5,140     $4,528    $3,714   $3,699   $3,106     $2,292
------------------------------------------------------------------------------------------------------------------
AT&T + Any            Pro Forma    Time     DIRECTV    Comcast   Charter   EchoStar   Cox    Adelphia  Cablevision
Major Cable                       Warner
Pro Forma                         Cable


Note: Revenue figures reflect core cable or DBS revenue for the pro forma quarter ended September 30, 2001, annualized, except for Adelphia, Charter, Comcast and Cablevision which are as of June 30, 2001.]

                           EchoStar / Hughes vs. Cable

Keys to Success                         Who Has the Advantage?
---------------                         ----------------------

Fattest pipe                                 Satellite

Nationwide footprint                         Satellite

Cost per home passed                         Satellite

100% Digital quality                         Satellite

Channel capacity                             Satellite

Plant upgrades                               Satellite

Customer service                             Satellite

Incumbency                                    Cable

Broadband                                       ?

                         Substantial Potential Synergies

[Pie chart showing that Cost Savings account for 57% and revenues account for 43% of synergies.]

Total estimated annual synergies of $5 billion by 2005.

Estimate of Potential
Cost Synergies
($ in Millions)


                                                                  Estimated 2005
                            Assumption                               Synergies
--------------------------------------------------------------------------------
Reduced SAC                 Standardization of set-top boxes         $900-1,200
                            Increased production volumes
                            $125 / Gross add (blended)
Reduced Churn               0.3% reduction                              750-850
                            Increased services and higher
                            customer loyalty
Reduced Programming Costs   5% cost reduction in 2002                   600-700
                            Additional 5% reduction thereafter
Reduced G&A                 Elimination of duplicative overhead         400-450
--------------------------------------------------------------------------------
Subtotal - Cost Synergies                                         $2,650-$3,200*

Note: Excludes approximately $75-125 million of CapEx synergies.

Estimate of Potential
Revenue Synergies
($ in Millions)


                                                           Results
                                                     -------------------    Estimated 2005
                      Assumption                     Subs   ARPU   Churn      Synergies
--------------------------------------------------------------------------------------------
Advertising      Incremental revenue                  Up     Up    Down         $900-$1,000
                 Interactive o $30 / Year by 2005

Local Service    Approx. 60 new markets               Up     Up    Down             700-800
                 $5.99 / month

Digital Divide   Offer broadband to more areas        Up     Up    Down             250-300
                 ARPU from $70 down to $55

VOD / PPV        Offer more content                   Up     Up    Down              75-125
                 Additional 0.5 buy / month
                 $3.99 / buy

HDTV             More content, $10 / month            --     Up    Down              50-100
--------------------------------------------------------------------------------------------
Subtotal - Revenue Synergies                                                  $1,975-$2,325*
--------------------------------------------------------------------------------------------


Note: Excludes approximately $625 million of cost to swap boxes, which is non-recurring.

Pro Forma Leverage


                          Total Debt    Basic Subs      Total Debt /
                             ($M)          (M)           Subscriber
                          ----------    ----------      ------------
AT&T                       $17,202         15.1            $1,139
Comcast                     11,699          8.3             1,410
Charter                     15,571          6.9             2,243
Cox                          9,114          6.2             1,478
Adelphia                    13,061          5.7             2,291
Cablevision                  7,667          3.0             2,556
                                                        ------------
   Average                                                 $1,853

EchoStar / Hughes                                        $700-800


Note: Total debt includes convertible notes. All statistics are as of June 30, 2001. Subscribers are pro forma for all announced swaps. AT&T, Adelphia and Cablevision debt per Wall Street estimates.
       EchoStar / Hughes total debt per subscriber estimate is as of 9/30/02.

Road Map to Completion


          Proposed Process                     Expected Timing
-------------------------------------          ---------------
o  Execution of Definitive Agreements             Immediate

o  GM and GMH Shareholders Meeting                4-6 Months

o  Receive Regulatory Clearances                 9-12 Months

   - DOJ, FCC

o  Close Transaction                             9-12 Months

A Powerful Combination

               Hughes                          EchoStar

o 100% digital nationwide platform with more than 16.7 million subscribers (including 14.9 million owned-and-operated)

o Creates stronger competitor to large, U.S. cable and broadband providers

o  100 million U.S. households offer powerful growth opportunity

o  Leverages already compelling DBS economics

o  Substantial synergy opportunities--both costs and revenues

o  Superior management team with proven success

       In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s)on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

       General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM 's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM 's 2001 annual meeting:

John M. Devine        Vice Chairman and CFO, General Motors
Jack A. Shaw          Chief Executive Officer, Hughes
Roxanne S. Austin     Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein   Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J. Gaines     Corporate VP and CFO, Hughes

       Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15,2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

       Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

       EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

         Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1)the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.